

Nate Kurek · 3rd

National Road & Bridge Specialist at Ram Tool Construction Supply Co.

Dover, Florida, United States · Contact info

500+ connections

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Ram Tool Construction Supply Co.

The Johns Hopkins University

Experience

National Road & Bridge Specialist

Ram Tool Construction Supply Co. · Full-time

Oct 2018 – Present · 3 yrs

United States

My group actively searches out opportunities in the Road & Bridge and Infrastructure to help our customers succeed in both day to day operations and long term project goals. We excel in leading our company-wide sales group to go deeper into projects and take the guess work out of all aspects of construction including forming, product placement and usage, and design challenges. Let us help make your next project a success!

Product Manager -Road & Bridge and Forming

Meadow Burke

Sep 2016 – Oct 2018 · 2 yrs 2 mos

Tampa, Florida

Fully responsible for success of the R&B and Forming product lines for this 80 year old company, including P/L, NPD, Sales Training, Technical Sales, and Market development. In the process of bringing new and exciting products to the North American construction markets to help the contractors work in a safer, more efficient environment. Recently launchec …see more

National Sales Manager

Blackhorse Iron & Bridge

Feb 2015 – Sep 2016 · 1 yr 8 mos

Eastern United States

Blackhorse is an established, WBE/DBE certified company that specializes in project management, procurement and installations of various highway, bridge, and architectural products including stay-in-place forms, light structural products, grid deck, form systems, railings, guardrail, misc. metals, and precast products. Responsible for training of r …see more

Vice President

Grouse Ridge Capital, LLC

Feb 2014 – Feb 2015 · 1 yr 1 mo

Butler, Pa

Responsible for day-to-day and long term, strategic growth for several manufacturing facilities including precast concrete (Brayman Precast), rebar (Specialty Rebar Supply & Tie), heavy (Advantage Steel) and light metal fabrication (Bridge Deck Solutions). Led product development of precast beam line, precast bridge components, and culverts, alonç …see more

Vice President & GM

Bridge Deck Solutions

Aug 2013 – Feb 2015 · 1 yr 7 mos

Latrobe, Pa

Responsible for all business activities including business development, P/L, cash flow, growth strategy, sales and marketing. Led transition group for handoff of fully functioning, positive cash flow company poised for additional growth to new owners. Grew initial backlog of under $1M to over $5M in less than 10 months due to aggressive marketing and technica …see more

BRIDGE D SOLU — Vice President & General Manager

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Education

The Johns Hopkins University

Bachelor's degree, Major-Economics; Minor-Mech Eng

1989 – 1993

Activities and Societies: Football, Alpha Delta Phi, Greek Council

Volunteer experience

Board Member
Westmoreland County Penn State Extension
Jan 2012 – Sep 2016 • 4 yrs 9 mos
Education

Board Member
Latrobe Little League
Jan 2010 – Jan 2018 • 8 yrs 1 mo
Children

Mentor and Founding Member
Westmoreland County 4H Gears/ Pennsylvania 4H Robotics
Sep 2010 – Jan 2019 • 8 yrs 5 mos
Science and Technology

Participate in First Robotics Competition and First Lego Competition

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Skills & endorsements

Construction · 28

Endorsed by **William Abram, who is highly skilled at this**

Construction Management · 23

Aaron Schrecengost and 22 connections have given endorsements for this skill

Strategic Planning · 19

Aaron Schrecengost and 18 connections have given endorsements for this skill

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Accomplishments

8 **Projects**
Charleroi Locks and Dam Emptying Basin • Hulton Bridge Replacement • Arrigoni Bridge Grid Deck Replacement • LA-1 Bypass Bridge in LaFourche Parish, La • I-10 over Lake Pontchartrain • 7 World Trade Center • Hoover Dam Bypass • WTC PATH Station

5 **Organizations**
CRSI • ARTBA • American Welding Society • American Highland Cattle Association • Westmoreland County Horseman's Association

2 **Courses**
PJM 101 • PJM Market Settlements

2 **Patents**
Concrete Diaphragm Including Form Spanning Between Spaced-Apart Longitudinal Members • Device for Attaching Haunch Carrier to a Bridge Beam Member

Interests

Skanska
564,744 followers

Fluor Corporation
716,706 followers

The Concrete Society
18,819 members

PJM Interconnection
18,746 followers

Concrete Foundations
2,256 members

FirstEnergy
46,830 followers

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